                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF FEBRUARY 2011

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

Telecom Italia:  Board of Directors examines and approves Group Annual Report on Operations at 31 December 2010

The consolidated figures include the Argentina Business Unit from the last quarter of 2010

- CONSOLIDATED EARNINGS: €3,121 MILLION (+97.4% COMPARED WITH FY 2009)

- ADJUSTED NET FINANCIAL POSITION:  €31,468 MILLION, DOWN €2,481 MILLION ON 31 DECEMBER 2009 (€33,949 MILLION)

- PROPOSED DIVIDEND DISTRIBUTION OF 5.8 EURO CENTS PER ORDINARY SHARE AND 6.9 EURO CENTS PER SAVINGS SHARE, AN INCREASE OF APPROX. €160 MILLION COMPARED WITH THE LAST FINANCIAL YEAR

BERNABÈ: “TELECOM ITALIA UNDERWENT A GREAT TRANSFORMATION DURING 2010, INCREASING ITS PRESENCE IN LATIN AMERICA – THUS REBALANCING THE GROUP’S ACTIVITIES COMPARED TO DOMESTIC OPERATIONS -, CONSIDERABLY IMPROVING THE CAPITAL STRUCTURE AND COMPLETING A SIGNIFICANT RECOVERY IN COMPETITIVENESS”

“THIS YEAR – CONTINUES BERNABÈ – ONCE AGAIN WE ACHIEVED THE TARGET FOR DOMESTIC EBITDA – STANDING AT €9.8 BILLION – AND GENERATED OVER €6 BILLION OF OPERATING FREE CASH FLOW AT GROUP LEVEL.”

TELECOM ITALIA GROUP:

REVENUES:  €27,571 MILLION, +2.5% COMPARED WITH FY 2009; -3.8% ORGANIC VARIATION

EBITDA: €11,412 MILLION, +2.7% COMPARED WITH FY 2009

ORGANIC EBITDA: €11,801 MILLION, +0.1% COMPARED WITH FY 2009

ORGANIC EBITDA MARGIN:  42.8% (+1.7pp COMPARED WITH FY 2009)

EBIT: €5,813 MILLION, +5.8% COMPARED WITH FY 2009

NET INCOME: €3,121 MILLION, UP €1,540 MILLION ON 31 DECEMBER 2009; EXCLUDING NON-RECURRING ITEMS THE INCREASE WAS 18.4% ON 2009

OPERATING FREE CASH-FLOW:  €6,213 MILLION (-€85 MILLION ON 2009), 22.5% OF REVENUES; €6,602 MILLION (+€304 MILLION) EXCLUDING EXPENDITURE DUE TO THE SPARKLE CASE

ADJUSTED NET FINANCIAL POSITION:  €31,468 MILLION, DOWN €2,481 MILLION (€33,949 MILLION AT YEAR-END 2009)

Q4 2010

REVENUES:  €7,672 MILLION; +11.2% ON Q4 2009; ORGANIC VARIATION -0.8% COMPARED WITH Q4 2009, CLEAR IMPROVEMENT ON PREVIOUS QUARTERS: THIRD QUARTER -4.4%, SECOND QUARTER -5.3%, FIRST QUARTER  -4.9%

DOMESTIC REVENUES: €5,036 MILLION (€5,043 MILLION IN ORGANIC TERMS), -7.2% IN ORGANIC TERMS COMPARED WITH Q4 2009, PICKING UP ON PREVIOUS QUARTERS

MOBILE SERVICE REVENUES AT -8.9% IN Q4 2010

EBITDA: €2,937 MILLION, UP 13.5% COMPARED TO THE SAME PERIOD IN PREVIOUS YEAR

ORGANIC EBITDA: €3,054 MILLION, UP 2.7% COMPARED WITH Q4 2009 IN COUNTERTREND ON PREVIOUS QUARTERS

ORGANIC EBITDA MARGIN OF 39.8%, AN INCREASE OF 1.4 PERCENTAGE POINTS COMPARED WITH Q4 2009

	2010 Y	2009 Y	Change % reported	Change % organic
Reported data (Euro mln)
Revenues	27.571	26.894	2,5%	-3,8%
Revenues excl. Argentina BU	26.781	26.894	-0,4%	-4,4%

EBITDA	11.412	11.115	2,7%	0,1%
EBITDA margin	41,4%	41,3%	+0,1 pp	+1,7 pp
EBITDA excl. Argentina BU	11.168	11.115	0,5%	-0,2%

EBIT	5.813	5.493	5,8%	5,3%
EBIT margin	21,1%	20,4%	+0,7 pp	+2,0 pp

Net Operating Free Cash Flow	6.213	6.298	-1,3%

Adjusted Net Financial Position	31.468	33.949	-7,3%

	Q4 10	Q4 09	Change % reported	Change % organic
Reported data (Euro mln)
Revenues	7.672	6.899	11,2%	-0,8%
Revenues excl. Argentina BU	6.882	6.899	-0,2%	-3,1%

EBITDA	2.937	2.589	13,5%	2,7%
EBITDA margin	38,3%	37,5%	+0,8 pp	+1,4 pp
EBITDA excl. Argentina BU	2.693	2.589	4,0%	1,7%

Outlook for the Financial Year 2011 and financial targets 2011-2013 will be communicated separately.

The Group’s FY 2010 results and its financial targets for the three-year period 2011-2013 will be illustrated to the financial community during a conference call at 10:00 a.m. (Italian time) on 25 February 2011. Journalists may listen to the conference call, without asking questions, by calling: +39 06 33168.  A slide presentation with audio streaming will be available at www.telecomitalia.com/2010results/ita.  Those unable to connect live may follow the presentation until 4 March 2011 by calling: +39 06 334843 (access code 322791#). Please call +39 0633444551 or +39 06334844 if you experience any problems connecting. Documents relating to the conference call will be published on the company web site at the above address.

Telecom Italia Press Office +39 06 3688 2610 www.telecomitalia.com/media Telecom Italia Investor Relations +39 06 3688 3113 www.telecomitalia.com/investorrelations

The financial results of Telecom Italia Group for FY 2010 and the previous year provided for comparison were drafted in accordance with the international accounting principles issued by the International Accounting Standards Board and approved by the European Union (“IFRS”).

In addition to the conventional financial performance indicators contemplated under IFRS, Telecom Italia Group uses certain alternative performance measures in order to give a clearer picture of the trend of operations and the company's financial position. These are: EBITDA; EBIT; organic difference in revenues, EBITDA and EBIT; Net Financial Debt and Adjusted Net Financial Debt. These terms are defined in the Appendix .

This press release contains forward-looking statements about the Group’s intentions, beliefs and current expectations with regard to its financial results and other aspects of operations and strategies. Readers should not place undue reliance on such forward-looking statements, as final results may differ significantly from those contained in the statements owing to a number of factors, the majority of which are beyond the Group’s control.

Finally we should point out that the auditing of the consolidated and separate financial statements of Telecom Italia at 31 December 2010 is still in progress.

Milan, 24 February 2011

The Telecom Italia Board of Directors, chaired by Gabriele Galateri di Genola, today examined and approved the Group’s Annual Report on Operations at 31 December 2010.

Franco Bernabè, CEO of Telecom Italia, said: “Telecom Italia underwent a great transformation during 2010, increasing its presence in Latin America – thus rebalancing the Group’s activities compared to domestic operations -, considerably improving its capital structure and completing a significant recovery in competitiveness.

Our continual ability to gain efficiency has enabled us to reach our profit targets for the year and stabilize the Group's EBITDA for the third year in a row despite the difficult Italian macroeconomic situation. Thanks to Group free cash flow generation exceeding €6 billion we achieved a consistent debt reduction exceeding the targets we had set ourselves for 2010.

Today, thanks to greater competitiveness in the domestic market and the larger presence in Latin America – further consolidated through a 2.1% increase in Telecom Argentina’s economic interest – Telecom Italia is a more solid Group, that can look to the future confidently.

In the light of the results and certain of the effectiveness of the activities implemented, the Board of Directors has decided to submit to the Shareholders a proposal to increase the total dividends by approximately €160 million with the distribution of 5.8 euro cents per ordinary share and 6.9 euro cents per savings share.”

TELECOM ITALIA GROUP RESULTS

On 13 October 2010 Sofora Group entered the consolidation area following the acquisition of an 8% stake in Sofora Telecomunicaciones S.A., the Telecom Argentina controlling  holding company. The financial interest in Telecom Argentina is thus of 16.2%. The Sofora data are presented within Telecom Italia Group under the new BU known as "Argentina Business Unit".

The results of the Argentina Business Unit are therefore consolidated from the last quarter of 2010.

In 2010 the following companies left the consolidation area:

-

HanseNet Telekommunikation GmbH (a German broadband carrier) already posted under Discontinued Operations, which was sold on 16 February 2010;

-

Elettra (included in the Domestic Business Unit – International Wholesale) sold on 30 September 2010;

-

BBNed Group (included in Other Operations), sold on 5 October 2010.

The main changes during 2009 were as follows:

-

the entry on 30 December 2009 of the Brazilian fixed network operator Intelig Telecomunicações Ltda, following the acquisition of 100% by TIM Participações, consolidated within the Brazil Business Unit;

-

exclusion of Telecom Media News S.p.A. from the consolidation area from 1 May 2009, following the sale of a 60% stake in the company by Telecom Italia Media S.p.A.

FY 2010 revenues come to €27,571 million, an increase of 2.5% compared with €26,894 million in FY 2009 (+€677 million) due to the consolidation of the Argentina Business Unit in Q4 2010 (€798 million) as well as the real/euro forex effect of the Brazil Business Unit. In terms of organic variation, consolidated revenues fell by 3.8% (-€1,083 million).

In detail, the organic variation in revenues is calculated by:

-

including in 2009 Intelig Telecomunicações Ltda (Brazil Business Unit) for €253 million and in Q4 2009 only, the Argentina Business Unit for €642 million;

-

excluding the effect of exchange rate variations (+€902 million, resulting mainly from forex gains of the Brazil BU amounting to €890 million);

-

excluding other non organic revenues for FY 2009 and FY 2010 for €17 million and €7 million respectively.

Revenues, broken down by business unit, are as follows:

	2010		2009		Change
(Euro mln.)%				%	absolute	%	% organic

Domestic	20,068	72.8	21,663	80.5	(1,595)	(7.4)	(7.4)
- Core Domestic	19,065	69.1	20,580	76.5	(1,515)	(7.4)	(7.4)
- International Wholesale	1,569	5.7	1,710	6.4	(141)	(8.2)	(8.4)
Brazil	6,199	22.5	4,753	17.7	1,446	30.4	5.1
Media, Olivetti and Other Operations	713	2.6	670	2.5	43	6.4
Adjustments and eliminations	(199)	(0.8)	(192)	(0.7)	(7)	(3.6)
Total Consolidated (excluding Argentina)	26,781	97.1	26,894	100.0	(113)	(0.4)	(4.4)
Argentina	798	2.9	-	-	798	-	24.3
Adjustments and eliminations	(8)	-			(8)
Total Consolidated	27,571	100.0	26,894	100.0	677	2.5	(3.8)

EBITDA came to €11,412 million, up €297 million (+2.7%) on 2009, with EBITDA margin of 41.4% of revenues (41.3% in FY 2009). In organic terms EBITDA remained substantially unchanged (+0.1%), though 1.7 pp higher in proportion to revenues (42.8% in FY 2010 compared with 41.1% in FY 2009).

The following table shows a breakdown of EBITDA and EBITDA margin by business unit:

	2010		2009		Change
(Euro mln.)%				%	absolute	%	% organic

Domestic	9,393	82.3	9,883	88.9	(490)	(5.0)	(2.9)
% of Revenues	46.8		45.6		1.2 pp		2.3 pp
Brazil	1,801	15.8	1,255	11.3	546	43.5	16.6
% of Revenues	29.1		26.4		2.7 pp		2.9 pp
Media, Olivetti and Other Operations	(27)	(0.2)	(26)	(0.2)	(1)	3.8
Adjustments and eliminations	1	-	3	-	(2)	-
Total Consolidated (excluding Argentina)	11,168	97.9	11,115	100.0	53	0.5	(0.2)
% of Revenues	41.7		41.3		0.4 pp		1.7 pp
Argentina	245	2.1	-	-	245		16.2
% of Revenues	30.7
Adjustments and eliminations	(1)	-	-	-	(1)	-
Total Consolidated	11,412	100.0	11,115	100.0	297	2.7	0.1
% of Revenues	41.4		41.3		0.1 pp		1.7 pp

EBIT amounted to €5,813 million, up €320 million (+5.8%) from FY 2009, while EBIT margin rose 0.7 percentage points (from 20.4% in FY 2009 to 21.1% in FY 2010). The organic EBIT variation was a positive €316 million (+5.3%) and organic EBIT margin rose to 22.6% in FY 2010 from 20.6% in FY 2009.

The activities income from investments and equity valuation of associate companies showed an overall improvement compared with the previous year period, of €468 million. In particular, the income from investments benefitted from an adjustment to fair value of the stake already held in Sofora Group (€266 million). Net financial income/charges improved by €96 million, mainly due to lower interest rates and the reduction of net financial position.

Excluding the benefit of over €600 million deriving from the posting of deferred tax gains in Brazil concerning previous losses made retrievable, income taxes remain substantially unchanged compared with FY 2009.

Consolidated  net  profits, at €3,121 million, virtually doubled (+97.4%) compared with 2009 (€1,581 million), also thanks to the positive impact of the acquisition of control of the Argentina BU (in particular the adoption of IAS/IFRS - IFRS 3 revised - determined a net positive one-off effect of €266 million)  and to the mentioned posting of deferred tax gains in Brazil. Even excluding the above positive effects and other non-recurring items, earnings were higher by 18.4% (+€405 million) compared with FY 2009.

Capex amounted to €4,583 million (up €40 million compared with FY 2009) broken down as follows:

	2010		2009		Change
(Euro mln.)%				%

Domestic	3,106	67.8	3,515	77.4	(409)
Brazil	1,216	26.5	964	21.2	252
Media, Olivetti and Other Operations	76	1.7	64	1.4	12
Adjustments and eliminations	(3)	(0.1)	-	-	(3)
Consolidated total (excl. Argentina)	4,395	95.9	4,543	100.0	(148)
% of Revenues	16.4		16.9		(0.5)pp
Argentina	188	4.1	-	-	188
Consolidated total (incl. Argentina)	4,583	100.0	4,543	100.0	40
% of Revenues	16.6		16.9		(0.3)pp

While the Domestic Business Unit saw a significant reduction in capital expenditure (-€409 million;
-11.6%), benefitting also from the effects of the cost reduction & investment plans already begun in 2009, capex rose overall due to the consolidation of the Argentina Business Unit (+€188 million) and increased investments in the Brazil Business Unit due to variations in the real/euro exchange rate (+€180 million) and higher expenditure on network development and the IT platform.

Operating free cash flow came to €6,213 million, down €85 million from 2009, and was affected by the cashout for the Sparkle case (€389 million out of a total €418 million: the remaining €29 million had an impact on non operating items such as financial interest).

Excluding this effect, operating free cash flow for the period (€6,602 million), increased by €304 million compared with 2009 (€6,298 million); Q4 operating free cash flow increased to €396 million compared with the corresponding period of 2009.

Adjusted net financial position (excluding the purely accounting and non-monetary effects of the valuation at fair value of derivatives and related financial assets/liabilities) is €31,468 million, down €2,481 million with respect to 31 December 2009 (€33,949 million). In Q4 2010 adjusted net financial position fell by €1,517 million.

This improvement was achieved thanks to sales of shareholdings and rigorous financial controls which effectively neutralized also the tax payment of €1.4 billion, tha cashout for  €1.1 billion in dividends, as well as the mentioned payment of total €418 million to the “Agenzia delle Entrate”/ Italian Tax Authority.

Reported net financial position stood at €32,087 million, down €2,660 million from 31 December 2009 (€34,747 million).

The liquidity margin at 31 December 2010 stood at €6.8 billion. During FY 2010 a new bond was issued on the European market for €1.25 billion and debt repayments and buy-backs for around €5.8 billion were made. A further €7.8 billion was added to liquidity through long term non-revocable credit lines (of which €6.5 billion maturing in 2014 and a credit facility of €1.25 billion signed in February 2010 and maturing in 2013), with no limits on their utilization. In the current climate of uncertainty in the financial markets Telecom Italia Group maintains a high level of financial flexibility, while optimizing the average cost of borrowing.

At 31 December 2010 the Group’s headcount stood at 84,200, of whom 58,045 in Italy.

***

BUSINESS UNIT RESULTS

Figures for Telecom Italia Group included in this press release refer to the following business units:

- Domestic Business Unit: includes domestic fixed-line and mobile-line voice and data services provided to end users (retail) and other carriers (wholesale), Telecom Italia Sparkle Group business (International Wholesale) as well as associated support operations;

- Brazil Business Unit: refers to telecommunications operations in Brazil;

- Argentina Business Unit: comprises fixed-line (Telecom Argentina) and mobile (Telecom Personal) telecommunications in Argentina, and mobile services (Nucleus) in Paraguay;

- Media Business Unit: includes TV network-related activities and operations;

- Olivetti Business Unit: focuses on the development and manufacturing of digital printing systems and office products and IT services;

- Other Operations: includes financial firms and other smaller operations not strictly related to Telecom Italia Group's core business.

Following the sale in February 2010 of HanseNet, formerly classified among Discontinued Operations, the European BroadBand Business Unit is no longer included. Other companies originally belonging to that BU were moved under Other Operations until their sale in October 2010.

From 1 January 2010 the companies Shared Service Center and HR Services, previously consolidated under Other Operations, were included in the Domestic BU perimeter.

In order to allow for a consistent comparison segment reporting for comparable periods has been restated accordingly.

FY 2010 figures for Telecom Italia Media and events subsequent to 31 December 2010 can be found in the press release issued on 23 February 2011 following the board meeting that approved them.

DOMESTIC

- Revenues amounted to €20,068 million, down 7.4% (-€1,595 million) compared with 2009. The organic change was -7.4%.

Highlights:

Core Domestic Revenues

Core Domestic revenues stood at €19,065 million, down 7.4% (-€1,515 million) from FY 2009. The organic change was -7.4%.

The following highlights the performance of individual market segments as compared with 2009:

•

Consumer: revenues in this segment fell by €1,260 million (-11.5%), of which €1,003 million
(-9.5%) from services and €257 million from product sales. This was almost entirely attributable to a fall in revenues from voice services, in particular fixed-line telephony (-€394 million, of which
-€212 million from traffic and -€123 million from access revenues) and outgoing mobile calls
(-€486 million). Due to the fierce competition that continues to dominate the segment, new commercial policies have been introduced – already from year-end 2009 - designed to reposition the offering more competitively with simplier and cheaper tariff plans. Thanks to these actions the contraction in the customer base was substantially halted in 2010, leaving room for an improvement in trend over the coming months. A further driver of revenues decrease was the reduction in mobile termination rates (-€168 million, of which -€111 million resulting from the reduction in tariffs) and in Mobile messaging (-€84 million, affected by the same dynamics as indicated above). Meanwhile Internet services have trended positively compared with the 2009 thanks to the continued growth of BroadBand services both fixed-line (+€80 million from ADSL access) and mobile (+€47 million);

•

Business: revenues in this segment slipped to €221 million (-5.9%) confirming the trend towards a gradual recovery already seen in earlier quarters and a significant improvement on the contraction of the previous year (-9.6%). This improvement - more marked in the fixed-line business than in mobile - can be attributed to the marketing strategy launched in the second half of 2009, in particular the Impresa Semplice offer, aimed at containing the erosion of both the fixed and mobile customer base and the acquisition of higher quality new customers. In the fixed-line segment the fall in voice subscribers for the year was around 106,000, less steep than 2009 (around -235,000), of which around 27,000 in Q4. BroadBand subscribers rose in the year by 67,000 (+38,000 in 2009), of which around 12,000 in Q4. The annual increase for the mobile segment was of 294,000 lines, of which 73,000 in Q4;

•

Top: the segment showed a fall in revenues of €177 million (-4.8%) and a gradual recovery compared with previous quarters thanks in particular to sustained product sales throughout the last quarter. Fixed-line revenues fell by 7.8% due to weakness in the voice and data segments which are more sensitive to the overall macroeconomic climate and growing price pressures. The ICT segment on the other hand shows greater resilience, thanks to personalized offerings tailored to customers' needs. Mobile revenues continue to grow (+7.8%), driven by the continual expansion of the customer base and growth of VAS (around +16.4%);

•

National Wholesale: the increase in revenues (+€80 million, +4.0%) was driven by growth in OLOs’ (Other Licensed Operators) customer base connected by Local Loop Unbundling, Wholesale Line Rental and Bitstream services.

International Wholesale Revenues

In 2010 the International Wholesale segment (Telecom Italia Sparkle Group) posted revenues of €1,569 million, down €141 million from the same period of 2009 (-8.2%). This decline was almost entirely attributable to voice services (-€132 million), affected by sharp pricing pressures owing to the competition of the market and by rationalization measures based on a more selective customer portfolio strategy. IP&Data revenues were largely in line with the previous year, while Multinational Client Services showed slight growth. The company Elettra was sold on 30 September 2010 and therefore contributed to International Wholesale revenues only for the first nine months of 2010 and not the entire financial year as in 2009 (the contribution to the Group in Q4 2009 was €9 million).

Besides the breakdown by market segment given above, the following revenue figures are distinguished by technology (fixed-line/mobile).

Fixed-Line Telecommunications Revenues

Revenues amounted to €14,116 million, down €623 million on the previous year (-4.2%). The organic change in revenues was negative by €635 million (-4.3%). This was mainly due to decrease in voice services revenues, only partly offset by Internet growth.

At the end of 2010 retail accesses stood at 15.4 million; it is worth noting that the reduction in lines in Q4 2010 (-233,000) has been contained compared with the corresponding period of 2009 (-260,000). The total reduction in lines for FY 2010 was 746,000, down from 2009 (-1,255,000).

The wholesale customer portfolio grew to approx. 6.8 million accesses (+613,000 compared with 31 December 2009).

The total BroadBand portfolio at 31 December 2010 amounted to around 9.1 million accesses (+317,000 compared to 31 December 2009) of which around 1.9 million wholesale.

Retail Voice

Revenues from the Retail Voice business amounted to €6,133 million, down €671 million (-9.9%) from 2009.

Revenues from this business - in all market segments - suffered a physiological reduction in the customer base, slowing steadily thanks in part to the new “Voce senza limiti” offers in the Consumer segment. This in addition to the fixed-to-mobile substitution and the reduction in regulated fixed-to-mobile termination rates. However, the contraction of revenues in the retail segment (-€229 million) was partially offset in the domestic business segment by the strong performance of National Wholesale services (+€95 million in Regulated Intermediate Services such as Local Loop Unbundling and  Wholesale Line Rental).

Internet

Revenues for the Internet segment amounted to €1,751 million, up €44 million compared with 2009 (+2.6%), thanks to growth in Broadband where the total number of domestic retail subscribers has reached 7.2 million, 175,000 more than 2009. Flat-rate customers have reached 86% of all retail broadband clients (83% at end of 2009) partly thanks to the introduction of the new “Internet senza limiti” and “Tutto senza limiti” offers aimed at the Consumer segment.

Business Data

Revenues from the Business Data segment came to €1,655 million, down €75 million (-4.3%) from 2009, reflecting the current negative economic climate as well as the contraction in prices of traditional leased line and data transmission businesses. In the ICT segment revenues slipped to €13 million (-1.6%) owing to decrease both in product sales (-€6 million), linked to a strategy of focusing on higher margins, and in services (-€7 million).

Wholesale

At the end of 2010 the customer portfolio of Telecom Italia’s Wholesale division consisted of approx. 6.8 million accesses for voice services and around 1.9 million accesses for Broadband services. Overall, revenues from domestic Wholesale services amounted to €3,053 million, up €165 million compared to the same period of 2009 (+5.7%). The revenues trend  is driven by growth in the alternative operator customer base, which is served by a variety of access types. Total Wholesale segment revenues at year-end 2010 were €4,171 million. Revenues from third parties for the Wholesale international division were €1,118 million.

Mobile Telecommunications Revenues

2010 Mobile Telecommunications revenues amounted to €7,692 million, down 905 million from 2009
(-10.5%). Service revenue decrease by 8.4% and handset revenues by 46.9%. Nevertheless following the marketing initiatives introduced mainly in the Consumer segment – remodelling of the most aggressive offers, push of the bundle offers and CRM more selective migration measures – led to improvement in the dynamic of service revenues  in Q4 2010 (-8.9%).

At 31 December 2010 Telecom Italia provided around 31.0 million mobile lines, 162,000 more than at 31 December 2009, following several years of decline.

Outgoing voice

Revenues amounted to €4,033 million, down €550 million (-12.0%) from 2009. The new commercial strategy introduced in Q4 2009 intended to make tariffs more competitive and stimulate in particular traffic within the TIM client community, have only partially benefited from an upturn in volumes compared with the sharply lower prices.

It is worth noting that compared with the first nine months of 2010, where we saw revenues slide by
-12.5% and traffic growth +6.7%, Q4 saw an improvement in the trend with revenues contracting by
-10.2% and traffic growth of +20.1%.

Incoming voice

Revenues stood at €1,358 million, down €152 million (-10.1%) from 31 December 2009, mainly due to the lower mobile termination rates (-€142 million in the retail segment).

Value added services (VAS)

Revenues came to €2,045 million, up 1.1% on FY 2009. This growth was mainly due to interactive VAS (+8.4%), thanks primarily to revenues from Browsing (+13.2%). VAS revenues now account for 27.5% of total revenues from services, compared with 25% over the previous two years.

Handset sales

Revenues amounted to €256 million>, down €226 million (-46.9%) from 2009. Following a strategy of rationalization of the product portfolio aimed at recovering profits in the more competitive "free" market for mobile handsets that dominated the first eleven months of 2010, in December an inversion of trend was seen, largely thanks to the new Internet offerings that have brought higher sales of latest generation devices (smartphones and tablets).

- EBITDA for the Domestic Business Unit amounted to €9,393 million, down €490 million from 2009 (-5.0%). The EBITDA margin was 46.8%, up 1.2 percentage points from 2009. The contraction in revenues is partly compensated by selective control of marketing expenses and strict containment of fixed costs.

- Organic EBITDA came to €9,774 million. The organic change was negative by €290 million
(-2.9%), with the EBITDA margin standing at 48.7% of revenues, 2.3 percentage points higher than 2009.

- EBIT amounted to €5,162 million, down €231 million (-4.3%) from 2009, with the EBIT margin standing at 25.7% (compared to 24.9% for 2009). EBIT, compared with EBITDA above, benefitted from a €206 million reduction in amortisations, explained by the smaller amortisable amounts due to lower levels of investment over recent years. The organic change in EBIT was negative by €87 million (-1.6% from 2009).

-    Capex amounted to €3,106 million, down €409 million from 2009. The capex margin was 15.5% (compared to 16.2% in 2009). The decline is mainly ascribable to the impact of the acquisition in 2009 of a portion of the IPSE frequencies (€89 million) and to investment optimization and rationalization plans, in particular for Web Platforms, Service Platforms, IT and Service Creation. Another factor was the more selective mobile handset strategy focusing on high value customers.

- The headcount stands at 56,530 employees.

BRAZIL (average real/euro exchange rate 2.33215)

Revenues for FY 2010 amounted to 14,457 million reais, up 1,296 million reais (+9.8%) from FY 2009, 5.1% organic growth. In particular, service revenues in 2010 came to 13,571 million reais, up from 12,234 million reais in the previous year (+10.9%).

ARPU (Average Revenue Per User) stood at 23.7 reais in December 2010 compared with 26.6 reais in

December 2009. The total number of lines at 31 December 2010 was 51.0 million, 24.1% higher than on 31 December 2009, representing a 25.1% market share.

EBITDA amounted to 4,201 million reais, up 725 million reais from FY 2009 (+20.9%); the EBITDA margin was 29.1%, 2.7 percentage points higher than 2009. This result was achieved thanks to higher profit margins due to the expansion of “on net” traffic and the increase in revenues from advanced services, a sales strategy based on lower handset subsidies, and overall efficiency gains in cost areas not directly correlated to business growth. Compared to FY 2009, the organic change in EBITDA amounted to +599 million reais (+16.6%), with the EBITDA margin standing at 29.1% (26.2% in 2009).

EBIT amounted to 1,597 million reais, an improvement of 1,017 million on FY 2009. This result is due to the higher contribution of EBITDA compared with FY 2009 and lower amortisations by 285 million reais.

Compared with FY 2009, the organic change in EBIT was positive by 985 million reais, with EBIT margin standing at 11.0% (4.5% in 2009).

Capex in 2010 amounted to 2,836 million reais, an increase of 165 million with respect to 2009, mainly due to higher network and IT platform investments.

The headcount at 31 December 2010 stood at 10,114 employees.

ARGENTINA (average peso/euro exchange rate 5.18735): the main results of the BU following its entry into the Telecom Italia Group consolidation area (13 October 2010)

The Argentina Business Unit (Sofora – Telecom Argentina Group) includes fixed-line (Telecom Argentina) and mobile (Telecom Personal) telecommunications in Argentina, and mobile (Nucleo) in Paraguay. Fixed lines in service (4.1 million at year-end 2010) increased around 1% largely thanks to the launch of Internet services bundle offer. Despite the freezing of tariffs imposed by the Economic Emergency Law of 2002, ARBU (Average Revenue Billed per User) has grown by around 5% compared with the previous year.

Telecom Argentina's overall broadband client portfolio at year-end 2010 numbered 1,380,000 accesses, 166,000 more than December 2009 with growth of around 14%.

In Argentina the Personal client base grew by 1.9 million units in 2010 to reach a total 16.3 million customers. Thanks to the acquisition of high value customers and clear leadership in the Smartphone segment, ARPU grew by around 9% on annual basis to reach 44 pesos (41 pesos in 2009). In Paraguay the Nucleo client base grew around 4% on the previous year to reach 1.9 million customers by year-end 2010.

Revenues stood at 4,142 million pesos, up 24.3% compared with the same period in the previous year (3,333 million pesos) thanks to the growth in the average client base of the period both in Broadband and Mobile, and to the increased ARPU (for the Mobile, due to the higher weight of VAS components and Mobile Internet).

EBITDA reached 1,269 million pesos, up 16.2% on the same period in 2009 (1,092 million pesos). EBITDA margin reached 30.6%, down from 2009 (32.8%).

Capex at 975 million pesos were up 24.0% compared with the same period in 2009 (786 million pesos) and are mainly due to strengthening of the infrastructures for fixed and mobile (especially 3G) lines.

The headcount at 31 December 2010 stood at 15,650 employees.

In 2010 Telecom Argentina S.A., listed both in Argentina and in the United States, began to distribute dividends to its shareholders again after a gap of nine years. Despite this outlay and higher capital expenditure compared with the previous year, the Argentina BU, recording a financial position of 697 million pesos at year-end 2009, improved its Net Financial Position from to net cash of €458 million pesos at year-end 2010.

OLIVETTI

2010 revenues were €391 million, up €41 million compared to 2009 (+11.7%). The growth was seen in all distribution channels, thanks to the positive effects of the renewed offering following the company's strategic repositioning in the IT market. A particularly important contribution came from sales of new product lines (Data Cards, Netbooks and Notebooks) through the Telecom Italia and Olivetti channels.

EBITDA was a negative €19 million, €5 million lower than 2009 due to charges for mobility procedures under law 223/91 and other expenses linked to retirement incentives at the foreign affiliates.

EBIT was a negative €24 million, down €5 million compared to 2009.

Capex in 2010 came to €5 million, an increase of €1 million compared with FY 2009.

The headcount at 31 December 2010 stood at 1,090 employees (1,001 in Italy and 89 overseas).

***

TELECOM ITALIA S.p.A. RESULTS

Revenues amounted to €18,985 million, down €1,489 million (-7.3%) from FY 2009. The organic variation in revenues is -7.3%.

This is due to the physiological decline in revenues from traditional business in the Consumer (-11.6%) and Business segments (-5.9%) and in the Top segment (-4.8%). Revenues were positive, however, for innovative services such as Broadband (fixed-line and mobile) in both the Consumer and Business segments, while the Top segment reported strong growth in the Mobile above all thanks to the increase in VAS (+16.4%). The National Wholesale segment recorded an increase in revenues of 4.0% driven by growth in OLO (Other Licensed Operators) Local Loop Unbundling, Wholesale Line Rental and Bitstream customers.

EBITDA amounted to €9,089 million, down €419 million (-4.4%) from 2009. The organic change in EBIT was a negative 2.4% (-€232 million). The EBITDA margin came to 47.9% (46.4% in 2009); in organic terms the EBIT margin stood at 49.8% of revenues (47.3% in 2009).

EBIT amounted to €4,969 million, down €192 million from 2009 (-3.7%). The organic change in EBIT was
-0.8% (-€44 million). The EBIT margin was 26.2% (compared to 25.2% in 2009); in organic terms the EBIT margin stood at 28.1% of revenues (26.3% in 2009).

The net profit of Telecom Italia S.p.A. was €3,513 million, up €2,114 million from 2009 (€1,399 million), mainly thanks to higher dividends from participations.

The headcount at 31 December 2010 stood at 49,636 employees.

***

EVENTS SUBSEQUENT TO 31 DECEMBER 2010

Purchase of Preferidas B shares of Nortel (controlled by Sofora)

On 24 January 2011 Telecom Italia Group, through its subsidiary Telecom Italia International N.V., completed the purchase from Fintech Investment Ltd of 2,351,752 Nortel American Depositary Shares (ADS) representing Preferidas B shares, for the sum of US$ 65,849,056.00. Nortel is the controlling holding of Telecom Argentina, and is in turn controlled by Sofora.

The ADSs in question represent 117,587.6 Preferidas B shares, corresponding to 8% of all Preferidas B shares (without voting rights); based on the Preferidas B shares' rights to Nortel's profits and Nortel's stake in Telecom Argentina, they represent an economic interest of 2.1% in Telecom Argentina.

The local partner Werthein has an option to purchase in proportion to its stake in Sofora – 42% as we know – thanks to a 90-day option granted by Telecom Italia Group at the same terms and conditions as the purchase itself.

Sale of the entire stake in EtecSA (Cuba)

On 31 January 2011 Telecom Italia International N.V. (a member of to Telecom Italia Group) completed the sale of its entire 27% stake in the Cuban operator EtecSA to the Cuban financial company Rafin S.A.

The deal foresees that Telecom Italia Group shall receive a total US$706 million, of which US$500 million (or €365 million) have already been paid by the purchaser (with the formal authorization of the Cuban government), while the remainder will be paid by EtecSA in 36 monthly instalments. The lending is covered by a specific guarantee.

From an economic standpoint the deal will have a positive impact on the 2011 separate consolidated income statement for around €15 million, on top of the benefits resulting from a reversal of impairment of €30 million posted in 2010.

Bond repayments and buy-backs

Between 7 January 2011 and 16 February 2011 Telecom Italia Finance performed a partial repurchase of €50 million of its “Telecom Italia Finance 7.5% April 2011” bond and €187 million of its “Telecom Italia Finance 7.25% April 2012” bond. You are reminded that buy-backs on the bond “Telecom Italia Finance 7.5% April 2011” were already made in 2009 and 2010 for a total €116 million.

Bond issue

On 25 January 2011 Telecom Italia S.p.A. issued a €1 billion bond (offered to institutional investors), with annual coupon of 5.125% and expiring on 25 January 2016. The bond issued at a price of 99.686% has an effective yield at maturity of 5.198%. The issue forms part of the process of refinancing maturing debt.

***

FULL YEAR RESULTS APPROVAL

Director Luigi Zingales approved the full year results, but “voted against” the impairment test process. He declared that he would have preferred the company to take the opportunity to perform a depreciation of goodwill.

***

SHAREHOLDERS’ MEETING CALLED

The Board of Directors has convened the Shareholders’ Meeting for the following days:

- April 9, first call - in ordinary and extraordinary session;

- April 11, second call - in extraordinary session;

- April 12, second call - in ordinary session and third call - in extraordinary session,

The Meeting is expected to take place on 12 April 2011 at the Rozzano (Milan) venue in Viale Toscana, 3.

Financial Statements/Dividend

The Ordinary Shareholders’ Meeting will be called to approve the FY 2010 financial statements and the distribution of a dividend estimated on the basis of 5.8 euro cents per ordinary share and 6.9 euro cents per saving share. The dividend shall be paid out from April 21, 2011, ex-coupon on April 18, 2011.

Appointment of the Board of Directors

The Ordinary Shareholders' Meeting will also be called to reappoint the Board of Directors whose mandate expires with the approval of the FY 2010 financial statements. The outgoing Board of Directors makes no proposal but invites the shareholders to present lists and to set the number of directors, the term of office and recompense.

Review of auditors' economic terms and conditions

The shareholders’ will also be invited to review the economic terms and conditions of the independent auditors following changes to the consolidation area of Telecom Italia Group. Based on the informed opinion of the Statutory Auditors, the Shareholders’ Meeting will be invited to raise the total annual recompense paid to PricewaterhouseCoopers S.P.A., for each of the years 2011-2018 from €1,811,300 to €1,891,900 (excl. VAT and expenses).

Authorization for share buyback

The meeting of shareholders will also be asked to authorize the purchase of Telecom Italia savings shares, within the limits of the law, and for a total value of not more than €800 million. The aim of the proposal is to give the Board of Directors the possibility to intervene on the Company’s shares in relation to contingent market environment, thus favouring liquidity and the regular proceeding of exchange, as well as to investment needs, always in respect of the current legislation and of admitted market procedures, with ability to subsequent sales.

The eventual implementation of a buyback would take place in respect of the targeted net financial position reduction.

If approved, the proposal would not entail any mandatory buyback.

Long Term Incentives Plan 2011

The Shareholders’ Meeting will be asked to approve an incentives and retention plan known as the “Long Term Incentives Plan 2011”, reserved for selected executives, top management and to the Board of Directors being appointed. The plan foresees various bonuses for the different categories of recipient, linked to the fixed component of annual salary and subject to the achievement of predetermined performance targets over the period 2011-2013. Special powers to increase the share capital will be proposed for the Plan, including the use of own shares, purchased as above or already held by the Company.

Changes to the Shareholders’ Meeting Regulations

The Meeting will be asked to approve a number of changes to the Shareholders’ Meeting Regulations in compliance with the new regulatory environment, determined essentially by the adoption in Italian Law of the so called Shareholders’ Rights Directive.

Amendments to the Bylaws

In extraordinary session the shareholders will be asked to approve amendments to the company bylaws, essentially to bring them into line with the so called Shareholders’ Rights Directive.

In particular the proposed amendments allow the Board of Directors to (i) call a Shareholders' Meeting in a single convocation and (ii) call a Shareholders' Meeting to discuss the financial statements within 180 days after closure of the financial year; (iii) permit voting prior to the Meeting by electronics means and (iv) to appoint for each Meeting one or more representatives to whom the shareholders may confer a mandate.

Moreover, the Ordinary Shareholders’ Meeting will be authorized of related party transactions of greater importance, where the independent directors oppose them (in line with the Procedure covering related party transactions adopted earlier by the Board on 4 November 2010).

Powers to increase capital for the long term incentives plan

The Shareholders' Meeting will finally be called to grant the Board of Directors powers to increase the share capital to a maximum total amount of €15,500,000 for the purposes of the “Long Term Incentive Plan 2011” in part on payment and in part free of charge, through the allocation of profits.

Shareholders who do not approve all the changes proposed in extraordinary session do not have a right of withdrawal.

CORPORATE GOVERNANCE ISSUES

The Board of Directors has ascertained that it fully meets the requisites for the composition of the board and the criteria of independence in the persons of Paolo Baratta, Roland Berger, Elio Cosimo Catania, Jean Paul Fitoussi and Luigi Zingales.

You are informed that a specific note has been included in the report on corporate governance and assets regarding the Project Greenfield internal review, whose content has been communicated to Consob.

***

The Manager designate for the preparation of accounting and corporate documents, Andrea Mangoni, hereby declares, pursuant to paragraph 2, Art.154-bis of Italy’s Financial Law, that the accounting information contained herein corresponds to the company’s documentation, accounting books and records.

ATTACHMENTS TO THE PRESS RELEASE

ALTERNATIVE PERFORMANCE MEASURES

In this press release in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and the financial condition related to the Telecom Italia Group and the Parent company Telecom Italia S.p.A.. However, such measures should not be considered as a substitute for those required by IFRS.

Specifically, the non-IFRS alternative performance measures used are described below:

•

EBITDA. This financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the level of the Business Units) and the Parent in addition to EBIT. These measures are calculated as follows:

Profit before tax from continuing operations
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments (1)
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method (2)
EBIT - Operating profit
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets

(1)

“Expenses (income) from investments” for Telecom Italia S.p.A.

(2)

Caption in Group consolidated financial statements only.

•

Organic change in Revenues, EBITDA and EBIT: these measures express changes (amount and/or percentage) in Revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation, exchange differences and non-organic components constituted by non-recurring items and other non-organic income/expenses.

Telecom Italia believes that the presentation of such additional information allows to understand in a more complete and effective manner the operating performance of the Group (as a whole and at the level of the Business Units) and the Parent.

The organic change in Revenues, EBITDA and EBIT is also used in presentations to analysts and investors.

This press release provides details of the separate income statement amounts used to arrive at the organic change as well as an analysis of the major non-organic components for the years 2010 and 2009.

•

Net Financial Debt: Telecom Italia believes that the Net Financial Debt provides an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. In this press release are included two tables showing the amounts taken from the statement of financial position and used to calculate the Net Financial Debt of the Group and the Parent, respectively.

In order to better represent the real dynamic in net financial debt, starting with the Half-Yearly Financial Report at June 30, 2009, in addition to the usual measure (renamed “net financial debt carrying amount”) a new measure has been introduced denominated “adjusted net financial debt”, which excludes effects that are purely accounting in nature resulting from measurement at fair value of derivatives and related financial liabilities/assets.

Net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with Non-current assets held for sale
A)	Gross Financial Debt
+	Non-current financial assets
+	Current financial assets
+	Financial assets classified under Non-current assets held for sale
B)	Financial Assets
C = (A - B)	Net Financial Debt carrying amount
D)	Reversal of fair value measurement of derivatives and related financial liabilities/assets
E = (C + D)	Adjusted Net Financial Debt

* * *

The Separate Consolidated Income Statements, the Consolidated Statements of Comprehensive income, the Consolidated Statements of Financial Position and the Consolidated  Statements of Cash Flows as well as the Consolidated  Net Financial Debt of the Telecom Italia Group and the Parent, herewith presented, are the same as those included in the Report on Operations of the 2010 Telecom Italia Annual Financial Report and have not yet been verified by our independent auditors. Such statements as well as the Net Financial Debt are however consistent with those included in the Telecom Italia Consolidated and Separate Financial Statements for the year ended December 31, 2010.

To such extent, please note that the audit work by our independent auditors on the Telecom Italia Consolidated and Separate Financial Statements for the year ended December 31, 2010 as well as the check of consistency of the 2010 Report on Operations with the related Telecom Italia Consolidated and Separate Financial Statements have not yet been completed.

TELECOM ITALIA GROUP  - SEPARATE CONSOLIDATED INCOME STATEMENTS

TELECOM ITALIA GROUP  - CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

According to IAS 1 (Presentation of Financial Statements), here below are presented the Consolidated Statements of Comprehensive Income, beginning with the Profit for the year, derived from the Separate Consolidated Income Statements, and displaying income and expenses recognized directly in equity and related to all non-owner changes.

TELECOM ITALIA GROUP – CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

TELECOM ITALIA GROUP – CONSOLIDATED STATEMENTS OF CASH FLOWS

TELECOM ITALIA GROUP – CONSOLIDATED NET FINANCIAL DEBT

TELECOM ITALIA GROUP – INFORMATION BY OPERATING SEGMENTS

DOMESTIC

(millions of euros)	2010	2009	Changes
			absolute	%	% organic

Revenues	20,068	21,663	(1,595)	(7.4)	(7.4)
EBITDA	9,393	9,883	(490)	(5.0)	(2.9)
EBITDA margin (%)	46.8	45.6		1.2pp	2.3pp
EBIT	5,162	5,393	(231)	(4.3)	(1.6)
EBIT margin (%)	25.7	24.9		0.8pp	1.6pp
Capital expenditures	3,106	3,515	(409)	(11.6)
Headcount at year-end (number)	56,530	59,367	(2,837)	(4.8)

DOMESTIC – Core Domestic segment

(millions of euros)	2010	2009	Changes
			absolute	%	% organic

Revenues (1) . Consumer . Business . Top . National Wholesale . Other	19,065 9,739 3,509 3,511 2,076 230	20,580 10,999 3,730 3,688 1,996 167	(1,515) (1,260) (221) (177) 80 63	(7.4) (11.5) (5.9) (4.8) 4.0 n.s.	(7.4) (11.5) (6.0) (4.8) 3.7 n.s.
EBITDA	9,104	9,549	(445)	(4.7)	(2.6)
EBITDA margin (%)	47.8	46.4		1.4pp	2.5pp
EBIT	4,967	5,189	(222)	(4.3)	(1.2)
EBIT margin (%)	26.1	25.2		0.9pp	1.8pp
Capital expenditures	3,027	3,427	(400)	(11.7)
Headcount at year-end (number)	55,475	58,098	(2,623)	(4.5)

 (1)  The amounts indicated are net of infrasegment transactions.

DOMESTIC - International Wholesale segment

(millions of euros)	2010	2009	Changes
			absolute	%	% organic

Revenues . of which third parties	1,569 1,099	1,710 1,208	(141) (109)	(8.2) (9.0)	(8.4) (9.2)
EBITDA	300	350	(50)	(14.3)	(12.2)
EBITDA margin (%)	19.1	20.5		(1.4pp)	(0.9pp)
EBIT	194	209	(15)	(7.2)	(12.3)
EBIT margin (%)	12.4	12.2		0.2pp	(0.5pp)
Capital expenditures	82	122	(40)	(32.8)	(33.9)
Headcount at year-end (number)	1,055	1,269	(214)	(16.9)

DOMESTIC – Revenues details fixed lines / mobile

(millions of euros)	2010			2009			Changes %

Market segment	Total	Fixed (*)	Mobile(*)	Total	Fixed (*)	Mobile(*)	Total	Fixed (*)	Mobile(*)
Consumer	9,739	4,674	5,275	10,999	5,037	6,251	(11.5)	(7.2)	(15.6)
Business	3,509	2,336	1,220	3,730	2,472	1,315	(5.9)	(5.5)	(7.2)
Top	3,511	2,724	887	3,688	2,956	823	(4.8)	(7.8)	7.8
National Wholesale	2,076	2,934	234	1,996	2,758	194	4.0	6.4	20.6
Other (support structures)	230	201	76	167	174	14	n.s.	n.s.	n.s.
Total Core Domestic	19,065	12,869	7,692	20,580	13,397	8,597	(7.4)	(3.9)	(10.5)
International Wholesale	1,569	1,569		1,710	1,710		(8.2)	(8.2)
Eliminations	(566)	(322)		(627)	(368)		n.s.	n.s.
Total Domestic	20,068	14,116	7,692	21,663	14,739	8,597	(7.4)	(4.2)	(10.5)

 (*)The breakdown by fixed and mobile technology is presented gross of intersegment eliminations.

* * *

BRAZIL

	(millions of euros)		(millions of reais)
	2010	2009	2010	2009	Changes
	(a)	(b)	(c)	(d)	absolute (c-d)	% (c-d)/d	% organic

Revenues	6,199	4,753	14,457	13,161	1,296	9.8	5.1
EBITDA	1,801	1,255	4,201	3,476	725	20.9	16.6
EBITDA margin (%)	29.1	26.4	29.1	26.4		2.7pp	2.9pp
EBIT	685	209	1,597	580	1,017	°	°
EBIT margin (%)	11.0	4.4	11.0	4.4		6.6pp	6.5pp
Capital expenditures	1,216	964	2,836	2,671	165	°
Headcount at year-end (number)	10,114	9,783	10,114	9,783	331	3.4

* * *

ARGENTINA

The following chart reports the main results achieved by the Business Unit Argentina in 2010 since Telecom Italia Group acquired control of the company (October 13, 2010).

	Period from October 13, 2010 to December 31, 2010
	(millions of euros)	(millions of pesos)

Revenues	798	4,142
EBITDA	245	1,269
EBITDA margin (%)	30.6	30.6
EBIT	105	542
EBIT margin (%)	13.1	13.1
Capital expenditures	188	975
Headcount at year-end (number) (*)		15,650

(*) includes temporary employees: 18 headcount as per December 31, 2010

For a better understanding of the Business Unit Argentina data, the following chart  reports the main results achieved in the whole fiscal year 2010, compared with those of the fiscal year 2009. The figures are unaudited, as these are provided for informational purposes only (illustrative and comparative) and therefore are not included in those of the Telecom Italia Group.

	(millions of euros)		(millions of pesos)
	2010	2009	2010	2009	Changes
	(a)	(b)	(c)	(d)	absolute (c-d)	% (c-d)/d	% organic

Revenues	2,820	2,337	14,627	12,170	2,457	20.2	20.2
EBITDA	924	799	4,793	4,162	631	15.2	15.2
EBITDA margin (%)	32.8	34.2	32.8	34.2		(1.4pp)
Capital expenditures	493	428	2,558	2,231	327	14.7	14.7
Headcount at year-end (number) (*)			15,650	15,333	317	2.1	2.1

(*) includes temporary employees: 18 headcount as per December 31, 2010; 30 headcount as per December 31, 2009

* * *

OLIVETTI

(millions of euros)	2010	2009	Changes
			absolute	%

Revenues	391	350	41	11.7
EBITDA	(19)	(14)	(5)	(35.7)
EBITDA margin (%)	(4.9)	(4.0)
EBIT	(24)	(19)	(5)	(26.3)
EBIT margin (%)	(6.1)	(5.4)
apital expenditures	5	4	1	25.0
Headcount at year-end (number)	1,090	1,098	(8)	(0.7)

* * *

TELECOM ITALIA GROUP – RECONCILIATION TO COMPARABLE EBITDA AND EBIT

TELECOM ITALIA GROUP – NET OPERATING FREE CASH FLOW, DEBT STRUCTURE, BOND ISSUES AND EXPIRING BONDS

Net operating free cash flow

(millions of euros)	2010	2009	Change

EBITDA	11,412	11,115	297
Capital expenditures on an accrual basis	(4,583)	(4,543)	(40)

Change in net operating working capital:	(223)	(185)	(38)
Change in inventories	96	(30)	126
Change in trade receivables and net amounts due on construction contracts	13	336	(323)
Change in trade payables (*)	(175)	(376)	201
Other changes in operating receivables/payables	(157)	(115)	(42)
Change in provisions for employees benefits	73	(173)	246
Change in operating provisions and Other changes	(466)	84	(550)
Net operating free cash flow	6,213	6,298	(85)
% of Revenues	22.5	23.4	(0.9) pp

(*) Includes the change in trade payables for amounts due to fixed asset suppliers.

***

Revolving Credit Facility and Term Loan

In the table below are shown the composition and the drawdown of the syndacated committed credit lines available as of December 31, 2010 represented by the Revolving Credit Facility for the total amount of 8 billion euros maturing on August 2014 and by the new Revolving Credit Facility for the total amount of 1.25 billion euros signed on February 12, 2010 and maturing on February 2013. In January 2010 the syndacated credit line named Term Loan 2010 for the amount of 1.5 billion euros was regularly repaid using the available liquidity:

	12/31/2010		12/31/2009
(billions of euros)	Committed	Utilized	Committed	Utilized

Term Loan – due 2010	--	--	1.5	1.5
Revolving Credit Facility – due 2014	8.0	1.5	8.0	1.5
Revolving Credit Facility – due 2013	1.25	--	--	--
Total	9.25	1.5	9.5	3.0

On July 14, 2010 a 18-months bilateral standy-by line of credit was issued (due January 13, 2012) for the amount of 120 million of euro with Banca regionale Europea, totally utilized.

On December 20, 2010 a 18-months revolving credit facility was issued (due June 19, 2012) for the amount of 200 million of euro with Unicredit S.p.A., utilized for the amount of 120 million of euro.

Bonds

With reference to the evolution of the bonds during the year 2010, we point out the following events:

NEW ISSUES

(millions of original currency)	currency	amount	Issue date
Telecom Italia Finance S.A. 107.7 million euros Floating Rate Notes Euribor 3M + 1.3% due March 14, 2012 (1)	Euro	107.715	3/12/2010
Telecom Italia S.p.A. 1,250 million euros 5.25% due February 10, 2022	Euro	1,250	2/10/2010

(1) That issue derives from the contractual conditions provided by the previously in force bond “Telecom Italia Finance S.A. Euro 118,830,000 Guaranteed Floating Rate Extendable Notes due 2010”, net of 20 million euros already repurchased by the company in 2009. In fact, according to the Terms and Conditions, the holders of the bond for a nominal amount of 31,115,000 euro renounced the right to the possibility of extending the maturity date to 2012 and that amount was duly repaid on June 14, 2010; while on March 12, 2010 bonds were issued for the residual amount of 107,715,000 euros and are denominated “Telecom Italia Finance S.A. Euro 107,715,000 Guaranteed Floating Rate Extendable Notes due 2012” maturing on March 14, 2012.

REPAYMENTS

(millions of original currency)	currency	amount	Repayment date
Telecom Italia Capital S.A. 4.875% 700 millions of dollars, issue guaranteed by Telecom Italia S.p.A.	USD	700	10/1/2010
Telecom Italia Finance Floating Rate Notes 138.83 million of euro Euribor 3M+ 1.30% (2)	Euro	138.83	6/14/2010
Telecom Italia S.p.A. Floating Rate Notes 796 million of euro Euribor 3M+ 0.20% (3)	Euro	796	6/7/2010
Telecom Italia Capital S.A. 4% 1,250 millions of dollars, issue guaranteed by Telecom Italia S.p.A.	USD	1,250	1/15/2010
Telecom Italia S.p.A. 1.5% 2001-2010 exchangeable with redemption premium	Euro	574	1/1/2010

(2) That repayment derives from the contractual conditions provided by the previously in force bond “Telecom Italia Finance S.A. Euro 118,830,000 Guaranteed Floating Rate Extendable Notes due 2010”, net of 20 million euros already repurchased by the company in 2009. In fact, according to the Terms and Conditions, the holders of the bond for a nominal amount of 31,115,000 euros renounced the right to the possibility of extending the maturity date to 2012 and that amount was duly repaid on June 14, 2010; while on March 12, 2010 bonds were issued for the residual amount of 107,715,000 euro and are denominated “Telecom Italia Finance S.A. Euro 107,715,000 Guaranteed Floating Rate Extendable Notes due 2012” maturing on March 14, 2012.

(3) Net of 54 million euros repurchased by the company in 2009.

BUYBACKS

As already occurred in 2008 and in 2009, during the year 2010 the Telecom Italia Group repurchased bonds in order to:

•

give investors a further possibility of monetizing their position;

•

partially anticipate the repayment of some debt maturities thus increasing the overall return of the Group’s liquidity,

            without taking any additional risk.

In particular we point out the following buybacks:

(millions of original currency)	currency	amount	Buyback period
Telecom Italia Finance S.A. 1,884 million of euro 7.50% due April 2011 (4)	Euro	113.432	January- May 2010
(4) In October 2009 the company has already repurchased 2.683 million euros, so that the total amount of the buy-back in 2009 and 2010 is equal to 116.115 million euros.

With reference to the Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group, we point out that as of September 30, 2010 amount 305 million euros (nominal value) and decreased by 43 million euros in comparison with December 31, 2009 (348 million euros).

The nominal amount of repayment, net of the Group’s bonds buy-back, related to the bonds expiring in the following 18 months as of December 31, 2010 issued by Telecom Italia S.p.A., Telecom Italia Finance S.A. and Telecom Italia Capital S.A. (fully and unconditionally guaranteed by Telecom Italia S.p.A.) totals 6,489 million euros with the following detail:

•

750 million euros, due January 28, 2011;

•

299 million euros, due February 1 st, 2011;

•

1,884 million euros, due April 20, 2011;

•

636 million euros, due July 18, 2011;

•

562 million euros, due July 18, 2011;

•

1,250 million euros, due February 1 st, 2012;

•

108 million euros, due March 14, 2012;

•

1,000 million euros, due April 24, 2012.

With reference to the loans issued by Telecom Italia S.p.A. and directly granted by the European Investment Bank (EIB), we inform that two of them for 1.052 million euros (on a total amount of 2,658 million euros at December 31, 2010), are not covered by bank guarantees and there are such covenants that:

•

in case the company is object of merger, division or transfer of a company branch beyond the Group, or rather alienates, sells or transfers assets or branches (except for some records of measures clearly required), the company must give immediate communication to the EIB which can require guarantees or changes in the contract of funding. The same clause is referred to two contracts of funding, with bank guarantee, signed between EIB and Telecom Italia S.p.A. respectively on July 17, 2006 and on November 30, 2007 for a total capital amount of 332,200,000.00 euros, in which EIB can also rescind the contract ex art. 1456 Italian Civil Code (demanding the repayment of the loan and the payment of a indemnity) in case Telecom Italia S.p.A. ceases to detain, directly or indirectly, more of the 50% (fifty percent) of the voting rights in the ordinary board of HanseNet Telekommunikation GmbH Germany or, however, such a number of shares to represent more of the 50% (fifty percent) of the share capital of that company; to this end, we remind that on November 5, 2009 the Group announced the sign of the agreement in principle for the disposal of the subsidiary Hansenet to the Telefonica Group, that disposal occurred on February 16, 2010. Following HanseNet’s sale, the Group decided to voluntarily repay the loan for the amount of 182,200,000.00 euros entered in November 30, 2007 of which 40,000,000.00 euros repaid on June 18, 2010 and 142,200,000.00 euros on September 30, 2010; the loan for the amount of 150,000,000.00 euros will be kept until its contractual due date fixed in July 2014;

•

 for all the loans without bank guarantee, if the credit rating of the medium-long term debt not subordinated and not guaranteed of the Company underlies BBB for Standard & Poor’s, Baa2 for Moody’s and BBB for Fitch Ratings, the company must give immediate communication to the EIB, which can require eligible guarantees within a fixed term; beyond that term and in absence of the above mentioned guarantees provided by Telecom Italia S.p.A., the EIB can demand the immediate repayment of the issued amount. The existing rating levels don’t entail the constitution of new guarantees nor the repayment of the loans.

The syndicated bank credit lines of Telecom Italia S.p.A. do not contain financial covenants (e.g. ratio as Debt/EBITDA, EBITDA/Interests, etc.) which would oblige Telecom Italia to repay the outstanding loan if the covenants are not observed. Mechanisms are provided for adjusting the cost of funding in relation to Telecom Italia’s credit rating, with a spread compared to the Euribor of between a minimum of 0.0875% and a maximum of 0.2625% for the line expiring 2014, and between a minimum of 0.90% and a maximum of 2.50% for the line expiring 2013.

The two syndicated bank credit lines contain the usual negative pledge clauses, consisting of the commitment not to modify the business purpose or sell corporate assets unless specific conditions exist (e.g. the sale at the fair market value). Similar covenants can be found in the export credit agreements.

Telecom Italia is also involved in some agreements which obliged the communication of the change of control:

•

Multi currency revolving credit facility (8,000,000,000 euros). This agreement was entered into by Telecom Italia and a pool of banks on August 1, 2005 and subsequently amended. In the event of a change of control, Telecom Italia must inform the agent of this within 5 business days and the agent, on behalf of the financing banks, must negotiate in good faith to determine how the relationship can continue. None of the parties will be required to continue such negotiations beyond a term of 30 days, upon the expiry of which, in the absence of any agreement, the facility will cease to be effective and Telecom Italia will be required to return the sums eventually disbursed to it (presently equivalent to 1,500,000,000 euros). Traditionally, a change of control does not arise in cases where control, within the meaning of art. 2359 of the Italian Civil Code, is acquired (i) by shareholders who, as of the date of the signing of the agreement, directly or indirectly hold more than 13% of the voting rights in shareholders’ meetings or (ii) by investors (Telefónica, Assicurazioni Generali, Sintonia, Intesa Sanpaolo and Mediobanca) that entered into a shareholder agreement on April 28, 2007 concerning the Telecom Italia shares or else (iii) by a combination of entities belonging to the two categories;

•

Revolving credit facility (1,250,000,000 euros). This agreement was entered into by Telecom Italia and a pool of banks on February 12, 2010 and it provides for a regime similar to that contained in the facility of August 1, 2005, but updated to take into account the October 28, 2009 amendment of the shareholder agreement of April 28, 2007. No change of control therefore arises in cases where the control, within the meaning of art. 2359 of the Italian Civil Code, is directly or indirectly acquired (through subsidiaries) by the investors Telefónica S.A. , Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A., with the provisions described above remaining otherwise unchanged;

•

Revolving credit facility (200,000,000 euros). This agreement was entered into by Telecom Italia and Unicredit S.p.A.on December 20, 2010 and it provodes for a regime substantially similar to that contained in the facility of February 12, 2010. The disbursed amount is actually equal to 120,000,000 euros;

•

Bonded loans. The rules on loans issued within the context of the EMTN Programmes, both Olivetti and Telecom Italia and the loans denominated in US dollars, typically provide that, in the event of mergers or transfers of all or substantially all of the assets of the issuer or guarantor company, the absorbing or transferee company must assume all of the obligations of the absorbed or transferring company. The non-fulfilment of the obligation, if not remedied, sets up an event of default;

•

Contracts with the European Investment Bank (EIB). In the contracts entered into by Telecom Italia and the EIB, for a total maximum amount of around 2.65 billion euros, there is a duty to inform the Bank promptly of any modifications regarding the Bylaws or the distribution of the capital among the shareholders that could entail to a change of control. Any failure to provide this information leads to termination of the contract, which also occurs when a shareholder, who does not hold at least 2% of the share capital as of the date of signing the contract, comes to hold more than 50% of the rights to vote in ordinary shareholders’ meetings or, however, a number of shares representing more than 50% of the share capital, in case that, according to the reasonable judgment of the Bank, this could cause prejudice to the Bank or compromise the performance of the financing project;

•

Export Credit Agreement (nominal outstanding amount of 63 million euros). The contract was signed in 2004 by Telecom Italia with Société Générale and the repayment of the loan is due in 2013. It established that, in case of change of control and following failed agreement with the lender bank, Telecom Italia must repay the outstanding loan at the first date in which the interest payment occurred.

Furthermore, in the documentation of loans granted to certain companies of Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt, profitability and debt ratios), as well as the usual non financial covenants, worth the request for the repayment in advance of the loan.

Finally, we point out that on December 31, 2010 none of the covenants, negative pledge clauses or other clauses regarding the above described debt positions have been violated in any way.

TELECOM ITALIA GROUP – EFFECTS OF NON-RECURRING EVENTS AND TRANSACTIONS ON EACH ITEM OF THE SEPARATE CONSOLIDATED INCOME  STATEMENTS

The effect of non-recurring events and transactions on the separate consolidated income statements is set out below in accordance with Consob Communication DME/RM/9081707 dated September 16, 2009.

	2010	2009
(millions of euros)
Other income:
Other	2	-
Acquisition of goods and services / Other operating expenses:
Professional services for corporate-related transactions	-	(4)
Other sundry expenses	(15)	(8)
Employee benefits expenses:
Expenses for mobility under Law 223/91	(258)	-
IMPACT ON OPERATING PROFIT BEFORE DEPRECIATION AND AMORTIZATION, CAPITAL GAINS (LOSSES) AND IMPAIRMENT REVERSALS (LOSSES) ON NON-CURRENT ASSETS (EBITDA)	(271)	(12)
Gains (losses) on disposals of non–current assets:
Gains on disposal of Elettra	19	-
Gain on disposal of BBNed	1	-
Loss on disposal of Telecom Media News	-	(11)
Losses on intangible assets	-	(39)
Impairment reversals (losses) on non current assets:
Impairment loss on goodwill	(46)	(6)
Provision to reserve for risks and charges on investments	(4)	-
IMPACT ON OPERATING PROFIT (EBIT)	(301)	(68)
Share of profits (losses) of associates and joint ventures accounted for using the equity method /Other income (expenses) from investments:
Impairment reversals EtecSA (Cuba)	30	-
Net fair value evaluation of Sofora's investment	266	-
Gains on disposals of Other investments	1	4
Other income from investments - Entel (Bolivia)	29	-
Finance income (expenses):
Other finance expenses	1	(10)
IMPACT ON PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	26	(74)
Effect of income taxes on non-recurring items	72	14
Discontinued operations	(7)	(599)
IMPACT ON PROFIT FOR THE YEAR	91	(659)

TELECOM ITALIA S.p.A.  - SEPARATE INCOME STATEMENTS

TELECOM ITALIA S.p.A.  - STATEMENTS OF COMPREHENSIVE INCOME

According to IAS 1 (Presentation of Financial Statements), here below are presented the Statements of Comprehensive Income, beginning with the Profit for the year, derived from the Separate Income Statements, and displaying income and expenses recognized directly in equity and related to all non-owner changes.

TELECOM ITALIA S.p.A. – STATEMENTS OF FINANCIAL POSITION

TELECOM ITALIA S.p.A. – STATEMENTS OF CASH FLOWS

TELECOM ITALIA S.p.A. – NET FINANCIAL DEBT

(millions of euros)	12/31/2010	12/31/2009	Change
		Restated (*)
	(a)	(b)	(a-b)
NON-CURRENT FINANCIAL LIABILITIES
Bonds	16,406	17,286	(880)
Amounts due to banks, other financial payables and liabilities	19,312	21,401	(2,089)
Finance lease liabilities	1,436	1,545	(109)
	37,154	40,232	(3,078)
CURRENT FINANCIAL LIABILITIES
Bonds	3,067	1,985	1,082
Amounts due to banks, other financial payables and liabilities	2,777	5,592	(2,815)
Finance lease liabilities	212	236	(24)
	6,056	7,813	(1,757)
GROSS FINANCIAL DEBT	43,210	48,045	(4,835)

NON-CURRENT FINANCIAL ASSETS
Financial receivables and other non-current financial assets	2,099	2,060	39
	2,099	2,060	39
CURRENT FINANCIAL ASSETS
Securities other than investments	1,159	1,321	(162)
Financial receivables and other current financial assets	603	733	(130)
Cash and cash equivalents	2,763	4,236	(1,473)
	4,525	6,290	(1,765)
FINANCIAL ASSETS	6,624	8,350	(1,726)

NET FINANCIAL DEBT CARRYING AMOUNT	36,586	39,695	(3,109)
Reversal of fair value measurement of derivatives and related financial assets/liabilities	(1,046)	(910)	(136)
ADJUSTED NET FINANCIAL DEBT	35,540	38,785	(3,245)
Detailed as follows:
TOTAL ADJUSTED GROSS FINANCIAL DEBT	40,915	46,287	(5,372)
TOTAL ADJUSTED FINANCIAL ASSETS	(5,375)	(7,502)	2,127
(1) of which current portion of medium/long-term debt:
Bonds	3,067	1,985	1,082
Amounts due to banks, other financial payables and liabilities	1,459	2,947	(1,894)
Finance lease liabilities	212	236	(24)

(*) Restated following the reclassification among the non current assets/liabilities of a part, originally classified among the current assets/liabilities, of the non hedging derivatives.

TELECOM ITALIA S.p.A. – EFFECTS OF NON-RECURRING EVENTS AND TRANSACTIONS ON EACH ITEM OF THE SEPARATE INCOME STATEMENTS

The effect of non-recurring events and transactions on equity, profit, net financial debt and cash flows of Telecom Italia is set out below in accordance with Consob communication DME/RM/9081707 dated September 16, 2009:

(millions of euro)	2010	2009

Acquisition of goods and services:
Costs of services for Telecom Italia Sparkle	(2)	-
Other operating expenses:
Penalties and fines	(3)	(8)
Other sundry expenses	(2)	-
Employee benefits expenses:
Expenses for mobility under Law 223/91	(245)	-
IMPACT ON OPERATING PROFIT BEFORE DEPRECIATION AND AMORTIZATION, CAPITAL GAINS (LOSSES) AND IMPAIRMENT REVERSALS (LOSSES) ON NON-CURRENT ASSETS (EBITDA)	(252)	(8)
Gains (losses) on disposal of non-current assets:
Losses on intangible assets	-	(39)
IMPACT ON OPERATING PROFIT (EBIT)	(252)	(47)
Other income (expenses) from investments:
Gain on disposal of Luna Rossa Challenge 2007	-	4
Impairment on investment in Telecom Italia Deutschland Holding	-	(497)
IMPACT ON PROFIT BEFORE TAX	(252)	(540)
Effect of income taxes on non-recurring items	68	12
IMPACT ON PROFIT FOR THE YEAR	(184)	(528)

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward - looking statements. The press release included in this Form 6-K contains certain forward -looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

2. our ability to restructure our organizational model from one based on technology (fixed and mobile) to one based on customer segments (consumers, SOHOs, SMEs, Corporates) in order to focus on customers and their needs in utilizing our products and services;

3. our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing, sales activities in Germany and international mobile roaming;

4. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

5. our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

6. our ability to successfully achieve our debt reduction targets;

7. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

8. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

9. our services are technology-intensive and the development of new technologies could render such services non-competitive;

10. the impact of political and economic developments in Italy and other countries in which we operate;

11. the impact of fluctuations in currency exchange and interest rates;

12. our ability to successfully implement our strategy over the 2010-2012 period;

13. our ability to build up our business in adjacent markets (pay-TV and IT services) and in international markets (particularly Brazil in mobile telecommunications and Europe-Germany-in BroadBand), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil on mobile and in Europe on BroadBand;

15. the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and 16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      February 24th, 2011

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager